

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 9, 2017

Via E-mail
Edwin J. Rigaud
Chief Executive Officer
Legacy Acquisition Corp.
1308 Race Street, Suite 200
Cincinnati, Ohio 45202

      Re: Legacy Acquisition Corp.
              Amendment No. 2 to
              Draft Registration Statement on Form S-1
              Submitted April 26, 2017
              CIK No. 0001698113

Dear Mr. Rigaud:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>If we seek shareholder approval…, page 28</u>

1.   Please balance your reference to the required 37.5% vote to also address the amount of public shares needed to approve a transaction if only the minimum number of shares necessary for a quorum vote. Also, if you could reduce the quorum requirement without shareholder approval, please explain the effect of the reduction clearly in your risk factors.

If third parties bring claims against us…, page 35

2.   We note your response to comment 3 and are aware of your planned discussions about auditor independence issues with the Commission's Office of Chief Accountant. We may have further comments at the end of those discussions.

Certain Relationships and Related Party Transactions, page 113

3.   We note your response to prior comment 7. Please tell us whether any of the $10,000 per month payment will be received by your officers or directors or their affiliates.

Redeemable Warrants, page 119

4.   We note your response to prior comment 9. Please tell us how subsequent investors who may trade warrants on the NASDAQ will know whether they are purchasing warrants with voting rights.

        You may contact David Burton at (202) 551-3626 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any other questions.

                                        Sincerely,

                                        /s/ Russell Mancuso

                                        Russell Mancuso
                                        Branch Chief
                                        Office of Electronics and Machinery

cc: Stuart Neuhauser, Esq.
        Ellenoff Grossman & Schole LLP